
04027308



Entravision Comm[illegible] Corporation 2003 Annual Report

The Markets

Entravision Communications Corporation 2003 Annual Report



Take a
journey
through our
important
border state
markets.

Entravision television and radio stations serve approximately seven million Hispanics living in six international metroplexes on the border of the United States and Mexico. These metroplexes form vital agricultural, manufacturing and retail hubs for both nations. A tour of our exciting border markets begins at the westernmost urban area, San Diego/Tijuana.

San Diego
California

El Centro
California

Tucson
Arizona

El Paso
Texas

Laredo
Texas

McAllen-Brownsville
Texas



Imagine the awe of explorer Juan Cabrillo when he landed in beautiful San Diego Bay in 1542, the first European to see California's coast. Now, people in California's 2nd largest city (pop. 1,223,000) are awed to view the dramatic winter migration of the Pacific Gray Whales from the western overlooks of the Cabrillo National Monument high above the city.



Entravision operates five television stations in the San Diego market, and our Univision affiliate, KBNT, has two and one-half times the ratings of all competing Spanish-language television stations.

Balboa Park's 1,200-acres are home
to museums, theatres and other cultural
organizations, including the world famous
San Diego Zoo and Old Globe Theatre.
The latter produces La Pastorela de Felicidad
in English and Spanish
during Christmas.



Also in the Park,
the Marie Hitchcock Puppet Theater delights children
throughout the year with a variety of troupes, while the Centro
Cultural de la Raza presents traditional Mexican danza, ballet
folklorico and teatro. Walking the Park is perhaps
best of all, a botanical paradise with several
formal gardens such as Alcazar Garden
patterned after Moorish gardens in
Seville, Spain.



Just north of Balboa Park is Old Town and the streets where the city's founders once walked.

Here you can visit restored adobes, buy handcrafted jewelry and fresh flowers at the Bazaar del Mundo, listen to period music and watch fresh tortillas being made.

In May, you can take part in the rousing three-day Fiesta Cinco de Mayo celebration. Meanwhile, driving a few miles south brings you over the border to Tijuana (about the same population as San Diego) for folk art, bull fights and more good eating. Tijuana has the largest concentration of maquiladoras (export-oriented assembly plants) in Mexico.





Leaving the Pacific Ocean behind, we drive 113 miles due east to **El Centro**, *the market center for the rich desert farming area of the Imperial Valley. The border is 15 minutes south at Calexico (Mexicali is just beyond) and Yuma is an hour east – all form a single Entravision media market of more than one million people. Our Univision affiliate KVYE, ranks first in the market among all television stations, regardless of language.*



Nearly 100,000 people arrive each February for the concerts, carnival rides and livestock shows at the 10-day California Mid-Winter Fair. The spectacular Blue Angels perform their Air Show in March, while the action gets even hotter in May with the annual Mariachi Festival in Calexico that draws famous bands from the United States and Mexico.

The fun continues in November with the colorful Cattle Call Parade and Rodeo in nearby Brawley and its spirited Fiesta Cultura, offering traditional fresh cooked tamales, menudo, pozole and nopalitos, plus dancers, pinatas, games and tortilla making.



The area is certainly the center of abundant desert wildlife. Hundreds of species of birds can be seen each February during the Annual Salton Sea International Bird Festival, while hot springs, geoglyphs, desert flowers, abandoned gold mines and mountain trails draw thousands of tourists to the area during the year.





Striking out on I-8 for a 250-mile trip across the Colorado River and through the Yuma Crossing, the "Gateway to California" rediscovered by Kit Carson in 1829, we head to I-10 and then southeast across the Sonoran Desert to the high desert city of Tucson, home to more than 500,000 people and an important border radio market for Entravision.



An urban oasis,
Tucson is surrounded by desert
and mountains, a veritable paradise
for nature lovers. Hummingbirds and
butterflies flit atop saguaro cactus
blossoms and apricot-colored
globe mallow petals - flowers of one sort or
another bloom year-round.



Tucson is among the top three U.S. cities
for biking, and more than 150 miles of biking, hiking and
horseback trails lie just outside the city. To the south is the
site of the gunfight at the OK Corral and Boot Hill Cemetary,
the 200-year-old Mission San Xavier del Bac (the "white
dove of the desert") and over the border
the thriving Mexican city of Nogales.


24

The Calendar is full year around - exotic emeralds, rubies, sapphires and pearls at the Tucson Gem and Mineral Show (the worlds largest) in February, Spring Training games of the Arizona Diamondbacks and the Chicago White Sox in March, and in November one of the most festive el Dia de los Muertos (Day of the Dead) celebrations in the United States, with a parade of floats, costumed musicians, dancers and puppeteers and every sort of calacas (skeletons) winding through the streets of the city to honor departed souls in a joyful blend of Hispanic, Anglo and Indian influences.



The next stretch of our tour of the Entravision border markets takes us 317 miles east and then south just past the New Mexico border to El Paso, a city of 655,000 (77% Hispanic) on the Rio Grande that forms the border with Mexico.

Nearly $10 billion worth of goods and services are purchased each year from El Paso by 300 maquiladoras in nearby Juarez, which employ 220,000 workers.



El Paso, Juarez and Los Cruces, New Mexico make up one of the largest metroplexes in the world, one in which Entravision is a media powerhouse with two television stations (Univision and TeleFutura affiliates) and five radio stations. Our Univision affiliate, KJNT, ranks first in this market among all television stations, regardless of language.

El Paso is physically divided in half by the nearly 24,000-acre Franklin Mountain State Park, one of the largest urban parks in the United States and a center for rich, outdoor adventures. Annual events in El Paso range from the 10-day Siglo de Oro Drama Festival in March to the Chamizal Festival of performing artists, dancers and poets in October.

Los Murales are the city's cultural treasure – more than 100 murals are scattered throughout the city, including Paso del Norte, completed in 1938 at the Federal Courthouse. More cowboy boots are made in El Paso than anywhere in the world, and the city boasts one one of the world's largest Harley-Davidson dealerships.



El Paso is a thriving, dynamic and complex community, combining the sophistication of a major metropolitan area with the neighborly charm and ambiance of a modern western town.

Thousands of people have flocked to El Paso at the end of each year since 1935 for college football at the city's annual Sun Bowl classic.




BIENVENIDOS A
WELCOME TO
MEXICO

Juarez, a stone's throw across the Rio Grande from
El Paso, is one of Mexico's largest cities, with a population
three times that of El Paso. The four international bridges
that connect the cities, the newest built in 1995, account
for more than 12 million pedestrian border
crossings each year. Juarez is renowned
for its silver jewelry,
bullfights
and cuisine.



Following the Rio Grande southeast for 605 miles leads us into **Laredo**, a city of 200,000 that is famous for Streets of Laredo, a cowboy song, and also the name of Larry McMurtry's television sequel to his Lonesome Dove.

Laredo is the largest inland port on the U.S./Mexico border. Its four international bridges handle more than 40 percent of all overland trade between the United States and Mexico.





A huge 10-day cross-border series of festivals takes place each February celebrating George Washington's birthday includes a contest for "King of the Jalapeño Peppers." The record holder ate 141 jalapeños in 15 minutes.

Our Univision affiliate, KLDO, ranks first in this market among all television stations, regardless of language.

A broad intermingling of cultures is evident in Laredo, where more than 90% of the population is Hispanic.

Tejano is the favorite musical genre and live bands play it regularly in a number of venues in and around the St. Peter's, San Agustin and Old Mercado Historical Districts in the downtown area just north of the Rio Grande.



From Laredo we head southeast for
145 miles, following the course of the Rio Grande
to **McAllen**, and then sixty miles further southeast
to Brownsville. With their sister cities of Reynoso and
Matamoros over the border, they form a single,
important media market for Entravision.
Our Univision affiliate, KNVO, ranks first in this market
among all television stations,
regardless of language.



From September to May, the air in McAllen (pop. 106,000) is fragrant
with citrus blossoms. The center of the Texas grapefruit industry
in the lush, green Rio Grande Valley celebrates its good
fortune in late January with parades, dances and food
aplenty at the annual Texas Citrus Festival.

Because of the large number of seniors who winter in the mild climates of the area, McAllen has proclaimed itself "the square dance capital of the world" and as many as 30 dancing events can take place in a single winter evening.

McAllen, four miles from the Mexican border, is the center of a cross-border consumer market area of more than 10,000,000 people.



Brownsville (pop. 140,000) and Matamoros (750,000) across the Rio Grande grew to prominence in the 19th century as the Mexican port closest to New Orleans. The nearby deepwater port is a busy hub for the agriculture and manufacturing on both sides of the border.



The annual Charro Days Celebration honors tejanos in February with multiple parades, carnivals, dances and concerts in the two cities.

A marker near the International Bridge commemorates the beginning of the famous Chisholm Trail on which millions of head of cattle were assembled and driven north to the railheads in Kansas.



Our travels have taken us 1,554 miles from the edge of the Pacific at San Diego to Brownsville at the Gulf of Mexico, traversing one of the most culturally and economically vibrant border regions in the world.

We will continue to enhance Entravision's market strength in the colorful and economically vigorous border regions by adding television and radio stations in emerging markets and more television duopolies and radio clusters in existing markets.

Market	Hispanic Market Rank	Call Letters	Programming
Harlingen-Weslaco-Brownsville-McAllen, Texas	10	KNVO-TV, Channel 48	Univision
Albuquerque-Santa Fe, New Mexico	11	KLUZ-TV, Channel 41	Univision
		KTFQ-TV, Channel 14[2]	TeleFutura
		KTFA-LP, Channel 48	Home Shopping Network
San Diego, California	12	KBNT-CA, Channel 17[3]	Univision
		KHAX-LP, Channel 49	Univision
		KDTF-LP, Channel 36	TeleFutura
		KTCD-LP, Channel 46	Telemundo
El Paso, Texas	14	KINT-TV, Channel 26	Univision
		KTFN-TV, Channel 65	TeleFutura
Denver-Boulder, Colorado	16	KCEC-TV, Channel 50	Univision
		K43FN, Channel 43	Univision
		KTFD-TV, Channel 14[2]	TeleFutura
		KDVT-LP, Channel 36	TeleFutura
Washington, D.C.	18	WMDO-CA, Channel 47[3]	Univision
		WFDC-TV, Channel 14[2]	TeleFutura
		WJAL-TV, Channel 68	English-Language
Orlando-Daytona Beach-Melbourne, Florida	19	WVEN-TV, Channel 26	Univision
		WVCI-LP, Channel 16	Univision
		W46DB, Channel 46	Univision
		WOTF-TV, Channel 43[2]	TeleFutura
Tampa-St. Petersburg (Sarasota), Florida	20	WVEA-TV, Channel 62	Univision
		WFTT-TV, Channel 50[2]	TeleFutura
		WVEA-LP, Channel 46	Home Shopping Network
Boston, Massachusetts	21	WUNI-TV, Channel 27	Univision
		WUTF-TV, Channel 66[2]	TeleFutura
Corpus Christi, Texas	24	KORO-TV, Channel 28	Univision
		KCRP-CA, Channel 41[3]	TeleFutura
Las Vegas, Nevada	25	KINC-TV, Channel 15	Univision
		KNTL-LP, Channel 47	Univision
		KWWB-LP, Channel 45	Univision
		KELV-LP, Channel 27	TeleFutura
Hartford-New Haven, Connecticut	28	WUVN-TV, Channel 18	Univision
		WUTH-CA, Channel 47[3]	TeleFutura
Monterey-Salinas-Santa Cruz, California	29	KSMS-TV, Channel 67	Univision
		KDJT-CA, Channel 33[3]	TeleFutura
Laredo, Texas	34	KLDO-TV, Channel 27	Univision
Yuma, Arizona-El Centro, California	35	KVYE-TV, Channel 7	Univision
		KAJB-TV, Channel 54[2]	TeleFutura
Colorado Springs-Pueblo, Colorado	36	KGHB-CA, Channel 27[3]	Univision
Odessa-Midland, Texas	37	KUPB-TV, Channel 18	Univision
Santa Barbara-Santa Maria-San Luis Obispo, California	39	KPMR-TV, Channel 38	Univision
		K10OG, Channel 10	TeleFutura
		K17GD, Channel 17	TeleFutura
		K28FK, Channel 28	TeleFutura
		K35ER, Channel 35	TeleFutura
		KTSB-LP, Channel 43	TeleFutura

Lubbock, Texas	40	KBZO-LP, Channel 51	Univision
Palm Springs, California	45	KVER-CA, Channel 4[3] KVES-LP, Channel 28 KEVC-CA, Channel 5[3]	Univision Univision TeleFutura
Reno, Nevada	56	KNVV-LP, Channel 41 KNCV-LP, Channel 48	Univision Univision
Springfield-Holyoke, Massachusetts	57	WHTX-LP, Channel 43	Univision
San Angelo, Texas	78	KEUS-LP, Channel 31 KANG-CA, Channel 41[3]	Univision TeleFutura
Tecate, Baja California, Mexico (San Diego)	—	XUPN-TV, Channel 49[4]	UPN
Tijuana, Mexico (San Diego)	—	XHAS-TV, Channel 33[4] XETV-TV, Channel 6[2]	Telemundo Fox

Source: Nielsen Media Research 2004 universe estimates.

[1] With the exception of KUPB-TV, Odessa-Midland, Texas, the FCC has granted to each of our owned full-service analog television stations a paired channel to deliver our programming on a digital basis. These paired channel authorizations will remain in place until such time as we are required to operate solely on a digital basis. With the exception of KCEC-TV, Denver, Colorado and WJAL-TV, Hagerstown, Maryland, we are currently broadcasting on all of the paired digital stations pursuant to FCC authorizations that allow us to do so using facilities at lower power levels than our FCC permits otherwise call for. We will commence digital operations in Denver and Hagerstown following the issuance of necessary authorizations from the FCC.

[2] We run the sales and marketing operations of this station under a marketing and sales arrangement.

[3] "CA" in call letters indicates station is under Class A television service.

[4] We hold a minority, limited voting interest (neutral investment) in the entity that directly or indirectly holds the broadcast license for this station. We provide the programming and related services available on this station under a time brokerage arrangement. The station retains control of the contents and other broadcast issues.

Radio Station Portfolio

Market	Hispanic Market Rank	Call Letters	Format
Los Angeles-San Diego-Ventura, California	1	KLYY-FM 97.5 MHz KDLD-FM 103.1 MHz KDLE-FM 103.1 MHz KSSC-FM 107.1 MHz KSSD-FM 107.1 MHz KSSE-FM 107.1 MHz	Cumbia Alternative Rock (English)[1][2] Alternative Rock (English)[1][2] Super Estrella[1] Super Estrella[1] Super Estrella[1]
Miami-Ft. Lauderdale-Hollywood, Florida	3	WLQY-AM 1320 kHz	Time Brokered[3]
Houston-Galveston, Texas	4	KGOL-AM 1180 kHz	Time Brokered[3]
Chicago, Illinois	5	WRZA-FM 99.9 MHz WZCH-FM 103.9 MHz WNDZ-AM 750 kHz	Super Estrella[1][4] Super Estrella[1][4] Time Brokered[3][4]
Dallas-Ft. Worth, Texas	6	KTCY-FM 101.7 MHz KZMP-FM 104.9 MHz KKDL-FM 106.7 MHz KZMP-AM 1540 kHz KRVA-AM 1600 kHz	Super Estrella Cumbia[1] Rhythmic Dance (English) Cumbia[1] Time Brokered[3][4]

San Francisco-San Jose, California	7	KBRG-FM 100.3 MHz	Radio Romantica
		KLOK-AM 1170 kHz	Cumbia
Phoenix, Arizona	9	KLNZ-FM 103.5 MHz	Radio Tricolor
		KDVA-FM 106.9 MHz	Radio Romantica[1]
		KVVA-FM 107.1 MHz	Radio Romantica[1]
		KMIA-AM 710 kHz	La Consentida
Harlingen-Weslaco-Brownsville-McAllen, Texas	10	KFRQ-FM 94.5 MHz	Classic Rock (English)
		KKPS-FM 99.5 MHz	Tejano
		KNVO-FM 101.1 MHz	Latin Adult Contemporary
		KVLY-FM 107.9 MHz	Adult Contemporary (English)
Albuquerque-Santa Fe, New Mexico	11	KRZY-FM 105.9 MHz	Radio Tricolor
		KRZY-AM 1450 kHz	La Consentida
Sacramento, California	13	KRCX-FM 99.9 MHz	Radio Tricolor
		KCCL-FM 101.9 MHz	Oldies (English)
		KRRE-FM 104.3 MHz	Radio Romantica
Stockton, California		KMIX-FM 100.9 MHz	Radio Tricolor
		KCVR-AM 1570 kHz	La Consentida
Modesto, California		KTSE-FM 97.1 MHz	Super Estrella
		KCVR-FM 98.9 MHz	Radio Romantica
El Paso, Texas	14	KOFX-FM 92.3 MHz	Oldies (English)
		KINT-FM 93.9 MHz	Mexican Regional
		KHRO-FM 94.7 MHz	Alternative Rock (English)
		KSVE-AM 1150 kHz	La Consentida
		KBIV-AM 1650 kHz	Country (English)
Denver-Boulder, Colorado	16	KJMN-FM 92.1 MHz	Radio Romantica
		KXPK-FM 96.5 MHz	Radio Tricolor
		KMXA-AM 1090 kHz	La Consentida
Aspen, Colorado		KPVW-FM 107.1 MHz	Radio Tricolor
Tucson/Nogales, Arizona	23	KZNO-FM 98.3 MHz	Radio Tricolor[5]
		KZLZ-FM 105.3 MHz	Radio Tricolor
Las Vegas, Nevada	25	KRRN-FM 92.7 MHz	Super Estrella
		KQRT-FM 105.1 MHz	Radio Tricolor
Monterey-Salinas-Santa Cruz, California	29	KLOK-FM 99.5 MHz	Radio Tricolor
		KSES-FM 107.1 MHz	Super Estrella
		KMBX-AM 700 kHz	La Consentida
Yuma, Arizona-El Centro, California	35	KSEH-FM 94.5 MHz	Super Estrella
		KMXX-FM 99.3 MHz	Radio Tricolor
		KWST-AM 1430 kHz	Country (English)
Lubbock, Texas	40	KBZO-AM 1460 kHz	Radio Tricolor
Palm Springs, California	45	KLOB-FM 94.7 MHz	Radio Romantica
Reno, Nevada	56	KRNV-FM 102.1 MHz	Radio Tricolor

Market rank source: Nielsen Media Research 2004 universe estimates.

[1] Simulcast station.

[2] Operated pursuant to a joint sales agreement under which we grant to a third party the right to sell advertising time on the station but we retain control over the station's operations and programming.

[3] Operated pursuant to a time brokerage arrangement under which we grant to third parties the right to program the station.

[4] We have entered into a definitive agreement to sell this station and anticipate that such sale will be consummated during the first or second quarter of 2004.

[5] *Operated pursuant to a time brokerage agreement under which a third party grants to us the right to operate the station.*



Entravision Communications Corporation

2425 Olympic Boulevard, Suite 6000 West, Santa Monica, California 90404

The Numbers

Entravision Communications Corporation 2003 Annual Report

Entravision Communications Corporation is a diversified Spanish-language media company with major interests in television, radio and outdoor advertising.

Entravision's media properties reach approximately 80% of U.S. Hispanics. Entravision owns and/or operates 45 primary television stations in 23 U.S. markets and is the principal affiliate group of Univision Network and TeleFutura Network, Univision Communications Inc.'s two national Spanish-language television networks. Univision is the leader in Spanish-language television broadcasting in the United States. Entravision owns and/or operates 57 FM and AM radio stations clustered in 22 U.S. markets with large Hispanic populations, making it one of the largest Spanish-language radio companies in the United States. Entravision also owns approximately 10,900 outdoor facings in predominantly Hispanic areas of New York City, Los Angeles and Fresno.

Entravision's headquarters are located in Santa Monica, California. The company's stock is traded on The New York Stock Exchange under the symbol "EVC."

Financial Highlights

In thousands, except share and per share data	2003	2002	2003 vs 2002 % Change	2001
Net revenues	$ 237,956	$ 218,450	9	$ 189,049
Operating expenses	157,052	146,147	7	126,318
Broadcast cash flow	80,904	72,303	12	62,731
EBITDA as adjusted	66,606	57,003	17	48,541
Net income (loss)	2,267	(10,645)	(121)	(65,795)
Net loss per share from discontinued operations applicable to common stockholders	$ (0.16)	$ (0.18)	(11)	$ (0.67)
Net income per share from discontinued operations	$ 0.08	$ 0.01	700	$ 0.01
Net loss per share, basic and diluted	$ (0.08)	$ (0.18)	(56)	$ (0.66)
Weighted average common shares outstanding, basic and diluted	112,611,511	119,110,908	—	115,223,005

To Our Fellow Stockholders

Success on Key Fronts

In 2003, we excelled in each of the three areas that we believe most important to our investors: operating performance, strategy execution and corporate governance.

We have positioned ourselves exceptionally well for the future. Our fundamental assets – television and radio stations that deliver high quality Spanish-language broadcasting – are clustered in the fastest-growing and highest-density Hispanic media markets in the United States. We are one of the leading Spanish-language media companies in the nation, serving a Hispanic audience that is growing rapidly and will do so for the foreseeable future. The Hispanic market continues to be one of the most dynamic elements in the U.S. economy, yet is still in the earliest stages of its development. Here is what we accomplished last year and what we set as goals for the coming year.

Operating Performance

In 2003, we produced high single-digit increases in revenue and double-digit growth in EBITDA, as adjusted, and we increased our audience share in both television and radio. These accomplishments were made in the face of a third consecutive year of difficult business conditions in the United States.

Revenue and Cash Flow Growth, Expanded Advertising Base

Advertising for broadcast media companies moved slowly toward recovery during 2003, as did the economy in general. However, Entravision's excellent positioning and strong execution in our media markets enabled the company to produce revenue growth among the highest of all public media companies, regardless of language, in both television and radio.

In 2003, revenue grew to by 9% to $238.0 million, while broadcast cash flow increased by 12% to $80.9 million and EBITDA, as adjusted, by 17% to $66.6 million.

We were especially successful in 2003 in conveying the increasing size and buying power strength of the U.S. Hispanic market to national advertisers, a number of whom advertised with us for the first time in 2003. These included, among others, CitiBank, Nationwide and VISA in finance, Chrysler and Jeep in automotives, Verizon and Nextel in communications, Kaiser Permanente and PacifiCare in healthcare and Kmart and Kroger in retail. They join a formidable group of mainstream companies with strong national brands who now advertise on Entravision television and radio stations.

Well-Controlled Expenses

We exercised tight control over expenses in 2003. Our ability to hold down costs without impairing the growth of our businesses is due to many factors. In television, for example, we have a unique business model that enables us to be a leader in our markets without having to make significant cash investments in programming costs and content creation. Because we are the principal affiliate group of Univision, the leading company in Spanish-language television programming in the United States, we are able to broadcast the full program offerings of Univision's two national networks, Univision Network and TeleFutura Network. We thus save substantial programming production outlays. We invest primarily in local news programming, which allows us to brand our television stations and achieve number one or number two positions in news in any language in nearly all of our markets.

In radio, we utilize a centralized broadcast facility that custom programs music and local news formats for most of our radio stations across the country and transmits the signals to the stations by satellite. This has proven to be a cost efficient and highly effective operating model, one that is unique in Spanish-language radio broadcasting.

In addition, our strategy of clustering radio stations in targeted markets enables us to realize substantial operating efficiencies in these markets. Stabilizing costs and growing revenue expand our potential for cash flow leverage and thus enhance stockholder value. Our results in the past year reflected increased costs for investments made in the strategic acquisition of three FM radio stations in the greater Los Angeles market from Big City Radio, Inc. We expect these investments to provide attractive future revenue streams and income.

For television and radio as a whole, we achieved among the best EBIDTA, as adjusted, growth rates in each of the respective broadcast industries.

Improved Margins, Acquisition Success

We improved our margins in both television and radio for the year. In addition, while we increased total debt leverage by acquiring the Big City radio properties, we subsequently lowered total debt through the use of free cash flow and the targeted disposition of non-core assets.

Based on share growth, the Big City acquisition has been an enormous success. It greatly strengthened our existing cluster of radio stations in Los Angeles, the largest Hispanic radio market in the United States. We stated in last year's annual report that we expected the Big City acquisition to double our share of the Los Angeles area radio market. In fact, we nearly tripled it to a 4.2 share at the close of 2003, up from a 1.5 share at the end of 2002. We also said that we would reduce the debt leverage added to our balance sheet by this acquisition to 2002 levels within 12 months of the acquisition.

66

The U.S. Hispanic population is expected to reach more than 66 million by 2022.


2022
2003

Entravision is the number one Spanish-language television broadcaster in each of its markets.



sign-on to sign-off, for adults 18-34.

In fact, we lowered our ratio of debt to EBITDA to near 2002 levels less than nine months after closing the acquisition. Our debt ratio was reduced from 6.7 times after the acquisition to 5.4 times at year-end.

Strategy Execution

Goals Made, Goals Met

Our strategy since the formation of the company in 1996 has been to achieve a leadership role in Spanish-language television broadcasting by concentrating ownership of Univision-affiliated television stations in Hispanic markets where we could be a major competitive force. In addition, we have sought to build a powerful radio broadcast group by clustering stations that could be leaders in attractive U.S. Hispanic markets.

To reach these goals, we have pursued an aggressive acquisition strategy since the company's formation that has given us media properties in 13 of the 15 fastest-growing major U.S. Hispanic markets and 12 of the 15 highest-density U.S. Hispanic markets. Our ownership of broadcast properties is highly concentrated in California and Texas, the two states where approximately 50% of all U.S. Hispanics reside.

We have acquired television stations in top 10-50 Hispanic markets steadily over the last seven years and now have the leading Spanish-language stations in the 23 television markets that we have entered. We also have capitalized on our ability to add TeleFutura affiliates in markets where we have existing Univision properties, launching 16 TeleFutura markets since the network went on the air in January 2002.

Similarly, we have strengthened our media position in target markets by acquiring and clustering radio stations in fast-growing U.S. Hispanic markets, many of which are also Entravision television markets. We now

x4

Consumer spending by U.S. Hispanics is expected to more than quadruple by 2022


2022
2003

20,

Entravision has one of the largest U.S. Hispanic audience radio networks in the nation, located in markets reaching approximately 20 million Hispanics.

have 57 radio stations, 46% of them in markets where we own television stations. Forty of our 57 radio stations at the end of 2003 were clustered in the top 15 U.S. Hispanic markets.

In addition, our approximately 10,900 outdoor facings are strategically positioned primarily in Hispanic areas of New York and Los Angeles, the two U.S. cities with the largest Hispanic populations.

We have built the systems and controls to operate our properties successfully and integrated our many acquisitions into three complementary and smoothly operating divisions. With our initial positioning objectives now largely met, we have moved into a new phase of corporate evolution that is emphasizing internal development to realize the substantial organic growth opportunities for the television and radio stations we have acquired and developed.

We believe we will continue to demonstrate our ability to control costs and grow our businesses at industry-leading rates. We have made a substantial investment in establishing our media "footprint" and will continue to seek the best return possible on the capital that has been expended.

Strategy Refinements

With a sharp focus on our goals, we moved in 2003 to sell assets that were not fundamental to our core businesses of television, radio and outdoor advertising.

In July, we announced the sale of our New York City Spanish-language newspaper, El Diario/la Prensa, to a private investment group for $19.9 million. The newspaper, the nation's oldest major Spanish-language daily, was acquired as part of a larger transaction in 2000 that brought us several of our core radio properties. We thank the employees of El Diario/la Prensa

54%

U.S. Hispanic homeownership has grown 54% since 1990, 4 times the national rate.


2000
1990

U.S. Hispanic-owned businesses have increased 30% since 1992 and are growing 4 times faster than the national average.


4x

for their service and dedication to the New York Hispanic community and wish them continued success as they enter their 91st year of operations.

In late 2003 and early 2004, we entered into negotiations to sell radio stations in Fresno and Chicago, markets where we had limited opportunities to achieve significant radio station clusters. We anticipate that the sale of these stations will be completed in the first and second quarters of 2004.

Upon completion of the sale of these radio stations, along with that of a non-strategic AM radio station in Dallas, we will have realized a total of approximately $60 million from the sale of non-strategic assets. We have used and will continue to use these proceeds to reduce our debt leverage, as we promised our stockholders we would do. We have not divested any television properties and do not intend to do so.

We continue to seek acquisitions of television stations that will enable us to enter emerging markets with Univision Network and TeleFutura Network affiliates. In addition, we continue to seek acquisitions that will enhance our existing radio station clusters and enable us to be increasingly competitive and successful in our present markets. We are applying a rigorous "return on invested capital" analysis to all potential television and radio station acquisitions to insure that we sustain the long-term equity value of our stockholders.

Corporate Governance

Stockholders have an important and legitimate interest in knowing that their investments are well protected. Since our debut as a public company, we believe we have exercised "best practices" in corporate governance. We further believe that we have complied and will comply with new regulations and guidelines of The New York Stock Exchange ("NYSE") and the

03

Entravision owns and/or operates 45 primary television stations, 57 radio stations and approximately 10,900 outdoor advertising faces.

Television Radio Outdoor



Sarbanes-Oxley legislation in advance of their required implementation dates. For example, we have had a strict insider trading policy and completely independent Audit and Compensation Committees since the day we became a public company.

Our Board has adopted a code of ethics as required by the NYSE for all employees of the company and an additional one for all senior financial officers. A majority of our Board members now are independent, and we have added an independent financial expert on the Audit Committee of our Board. In addition, we are well underway toward documenting all internal controls and procedures, which Sarbanes-Oxley requires by the end of 2004.

Finally, we have established a comprehensive corporate governance portal on our web site (www.entravision.com) with information about our officers and directors, their trading activities in our stock and other governance information that we believe is important to our stockholders. We welcome comments and suggestions from our stockholders regarding further improvement of our governance practices.

Univision Relationship

We have had a close and collaborative relationship with Univision since the inception of our company. Univision was an investor in our company well before our initial public offering. We remain Univision's largest television affiliate group, owning and operating 23 primary television stations broadcasting Univision Network programming and 16 primary television stations broadcasting Univision's second Spanish-language network, TeleFutura.

All of our Univision Network television stations are the number one Spanish-language stations in their markets and most of our TeleFutura television stations are the number two or three Spanish-language stations in their markets. Univision is the leading Spanish-language television broadcaster in the United States, and its two networks capture over 82% of the U.S. Spanish-language prime time viewing audience. Entravision represents approximately 26% of Univision's broadcast distribution.

In 2003, Univision acquired a competing Spanish-language radio broadcast company, and, as a condition for government approval of this acquisition, agreed to divest its holdings of our stock to a maximum of 15% by March 2006 and 10% by March 2009. At the end of 2003, Univision held approximately 28% of our outstanding stock.

We continue to work closely with Univision as a strategic partner in the television area, one of our core businesses. We have long-term network affiliation agreements with Univision Network and TeleFutura Network that run through 2021.

Border Markets

In *The Markets* part of this annual report, we take readers on a journey to the cities of our border markets to highlight their cultural and business attractions. Entravision has more media infrastructure along the U.S./Mexican border than any media company in the country. The majority of the people in our U.S. border cities are of Hispanic descent. They represent a loyal audience for our media, making us number one in television ratings for all Spanish-language television stations in our five border markets. In addition, we are number one or number two against all competition regardless of language (including all of the major English-language networks) in four of those five markets. Similarly, our radio stations are leaders in Spanish-language broadcasting in these markets.

Prospects for 2004

We believe three fundamental factors will contribute to our organic growth in 2004 and beyond.

First, we believe that the Hispanic population will continue to be one of the fastest-growing segments of any population group in the United States for at least the next two decades and that our television and radio stations will continue to capture a large audience share in their markets for this population.

Hispanics represent the latest in a series of immigration waves that have built our nation over its entire history. They believe in the American dream and are living it every day. They want a good education for their children and good housing for their families and are willing to work hard to achieve these goals.

*Hispanics are the audience for our media and the consumers of our adver*tisers' products. They are becoming mainstream influences of every aspect of American life, from sports and entertainment to politics and cuisine. As U.S. Hispanic consumers grow in number and prosperity, we expect they will carry us like a wave to ever-greater successes.

Second, *we believe that Spanish-language television and radio audiences* are still significantly undercounted relative to their English-language counterparts. We are working closely with the companies who publish audience ratings, Nielsen in television and Arbitron in radio, to improve their overall sampling methods so that Spanish-language audiences are more accurately represented.

Third, we believe we will continue to capture more of the large unrealized revenue pool that we believe has been lost because advertisers historically have paid a lower rate for a Spanish-language audience share than for an English-language audience share. Because of the powerful momentum of Hispanic population and buying power growth, advertisers are turning to an increasing degree to Spanish-language media in order to achieve their own growth objectives. As a consequence, the rate gap is diminishing. We believe that parity with English-language advertising rates will be achieved in the coming years.

In summary, we believe we will produce substantial organic revenue growth because our audiences are growing dramatically, our advertising base is broadening and deepening and our advertising rates are moving steadily toward parity with English-language broadcasting. Furthermore, many of our television and radio stations are still in the developmental stage and offer substantial opportunities for margin improvement in the next year and beyond. We also believe that our outdoor business will resume its historical growth patterns in 2004.

In addition, we expect to benefit from a steadily improving economy and from the extensive political advertising that takes place in a presidential election year, an historically greater portion of which will be directed to Spanish-language media in 2004.

We have every expectation that Entravision will achieve above-average growth again in 2004. We are grateful to each of our employees, most of whom are fellow Entravision stockholders. Their hard work and exceptional dedication have made our success possible. We look forward to another year of achieving our most critical mission, building growth and value for all of our stockholders.



Walter F. Ulloa
Chairman and Chief Executive Officer



Philip C. Wilkinson
President and Chief Operating Officer

April 6, 2004

Officers

Walter F. Ulloa
Chairman and Chief Executive Officer

Philip C. Wilkinson
President and Chief Operating Officer

John F. DeLorenzo
Executive Vice President and
Chief Financial Officer

Jeffery A. Liberman
President, Radio Division

Christopher T. Young
President, Outdoor Division

Larry Safir
Executive Vice President

Michael G. Rowles
Senior Vice President and
General Counsel

Directors

Walter F. Ulloa
Chairman and Chief Executive Officer

Philip C. Wilkinson
President and Chief Operating Officer

Paul A. Zevnik
Partner, Morgan, Lewis & Bockius LLP

Darryl B. Thompson
Partner, TSG Capital Group, L.L.C.

Michael S. Rosen
Co-Chairman and Chief Executive Officer,
Context Capital Management, LLC

Esteban E. Torres
Former Congressman

Patricia Diaz Dennis
Senior Vice President,
General Counsel and Secretary,
SBC West

Jesse Casso, Jr.
Private Investor

Corporate Information

Press Release Information

Press release and other information are available on the internet at Entravision's website at www.entravision.com.

The company's press releases are also available through the corporate offices at (310) 447-3870.

Additional Information

The company files periodic reports with the Securities and Exchange Commission that contain additional information about the company.

Annual Report on Form 10-K

Entravision's audited consolidated financial statements, and notes thereto, and other information required to be furnished to stockholders are included in Entravision's Annual Report on Form 10-K which is being provided to stockholders with this Annual Report.

Forward-Looking Statements

In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Entravision notes that certain statements contained in this Annual Report are forward-looking in nature. Although Entravision believes that its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from expectations. Entravision does not intend to update these forward-looking statements.

Common Stock

Stock Symbol: EVC

Listed: New York Stock Exchange

Stock Transfer Agent

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, New Jersey 07606
(800) 356-2017
TDD for Hearing Impaired: (800) 231-5469
Foreign Stockholders: (201) 329-8660
TDD Foreign Stockholders: (201) 329-8354
Website address: www.melloninvestor.com

Annual Meeting of Stockholders

Wednesday, May 26, 2004 at 10:00 a.m.
The Fairmont Miramar Hotel
101 Wilshire Boulevard
Santa Monica, California 90401
(310) 576-7777

Independent Accountants

McGladrey & Pullen, LLP
[illegible] South Lake Avenue, Suite 300
Pasadena, California 91101
(626) 795-7950


EVC
NYSE

Corporate Headquarters
2425 Olympic Boulevard, Suite 6000 West
Santa Monica, California 90404
(310) 447-3870



Entravision Communications Corporation

2425 Olympic Boulevard, Suite 6000 West, Santa Monica, California 90404